                                                                                                                                       Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31

	2004	2003
	(In Millions)
Earnings:

Loss before income taxes	$(543)	$(1,385)
Fixed charges, from below	165	179
Interest capitalized	-	(1)

Loss	$(378)	$(1,207)

Fixed charges:

Interest expense	$ 123	$ 135
Portion of rental expense representative
of the interest factor	42	44

Fixed charges	$ 165	$ 179

Ratio of earnings to fixed charges	(a)	(a)

___________

(a) Earnings were inadequate to cover fixed charges by $543 million in 2004 and $1.4 billion in 2003.